Filed by Deutsche Telekom AG
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: T-Online International AG
Exchange Act File Number 82-5125

Bonn, October 9, 2004

Deutsche Telekom Announces Decision to Pursue a Statutory Merger of T-Online into Deutsche Telekom

  •
  Further development of broadband market requires complete integration of T-Online International AG ("T-Online") and Deutsche Telekom AG ("Deutsche Telekom")

  •
  Integration to be effected via statutory merger ("Verschmelzung") of T-Online into Deutsche Telekom under the German Transformation Act ("UmwG") which involves an exchange of T-Online shares for Deutsche Telekom shares

  •
  Deutsche Telekom has been advised by KPMG, based on a preliminary IDW S1 discounted future earnings analysis performed by KPMG, that the merger exchange ratio of T-Online into Deutsche Telekom based on current expectations of future developments will be below the exchange ratio implied by current market prices from the perspective of T-Online shareholders

  •
  Deutsche Telekom intends to repurchase own shares during 2005 to the extent required to eliminate any increase in the total number of shares outstanding as a result of the merger

  •
  In order to provide liquidity and price certainty to all T-Online shareholders who wish to sell their shares rather than wait for the completion of the merger, Deutsche Telekom will initiate a voluntary cash tender offer at a cash price of € 8,99 per T-Online share

        The Board of Management of Deutsche Telekom announces its decision to pursue a statutory merger of T-Online into Deutsche Telekom under the German Transformation Act in order to completely integrate T-Online and Deutsche Telekom. This decision has been approved by Deutsche Telekom's Supervisory Board in a meeting today. Deutsche Telekom has made a proposal to invite T-Online's Board of Management to enter into discussions as soon as possible.

Transaction Structure

        Deutsche Telekom intends to merge its 73.93% owned subsidiary T-Online into Deutsche Telekom by way of a statutory merger according to the German Transformation Act. Thus, following approval of the merger by the requisite shareholders meetings of T-Online and Deutsche Telekom, T-Online's shareholders shall receive Deutsche Telekom shares in return for their T-Online shares upon completion of the merger. Deutsche Telekom also intends to repurchase a sufficient number of its own shares during 2005 to eliminate any increase in total shares outstanding as a result of the merger.

        A statutory merger is the only mechanism that provides certainty of achieving 100% ownership of the T-Online business after completion which is the cornerstone of the transaction rationale. Deutsche Telekom does not expect the merger agreement, which will include the exchange ratio (as determined by the IDW S1 process), to be available before January 2005. Deutsche Telekom expects the merger to complete in the second half of 2005.

        In recognition of the time that will lapse before the completion of the merger, and the limited float and liquidity of T-Online, Deutsche Telekom will initiate a voluntary tender offer with a cash price of € 8,99 per T-Online share. The voluntary tender offer is intended to create liquidity and price certainty for those T-Online shareholders who wish to sell their T-Online shares in advance of the merger. The voluntary tender offer will not be subject to any acceptance level conditions.

        Deutsche Telekom currently expects to be in a position to publish the offer document for the voluntary tender offer in November of this year, assuming routine regulatory clearances are obtained in a timely manner.

Transaction Rationale

        The rationale for the merger with T-Online is essential for Deutsche Telekom's new strategy for the development of fixed and broadband markets in Germany. The introduction of the triple play strategy of combined voice, internet and TV services to the mass-market is critical to delivering the next phase of broadband growth in Germany. An integrated broadband strategy based on voice, internet and TV will also provide Deutsche Telekom with the capability to introduce bundled offerings which will drive higher revenues per customer, increase customer loyalty and significantly improve Deutsche Telekom's position in the voice market. The integration of T-Online into Deutsche Telekom provides Deutsche Telekom with the opportunity to establish optimal and continuous customer relationships, which is an essential prerequisite for the introduction of combined services offers. Therefore, it is a strategic aim of the Deutsche Telekom Group to implement the merger with T-Online as soon as possible.

        Following completion of the transaction, T-Online will be a critical part of the new Broadband/Fixed-Line business unit of Deutsche Telekom with T-Online serving as the product brand for all IP-based services for the mass market. The T-Online business will remain a separate organizational unit within the new Broadband/Fixed Line strategic business unit ("SBU"), with T-Online's management and employees playing the key role in driving forward the Group's new broadband strategy. The new SBU will be governed by an executive committee chaired by Walter Raizner, and T-Com will be the brand for the entire SBU.

        Deutsche Telekom CEO Kai-Uwe Ricke commented on the transaction, "We have put in place the new Broadband/Fixed-Line SBU with the explicit goal of establishing the broadband model of the future. The integration of T-Online will enhance our ability to achieve this, and ensure that Deutsche Telekom fully realizes the broadband opportunity in Germany."

Additional Information on German Merger Process

        German merger law requires that an independent court appointed merger auditor ("Verschmelzungsprüfer") review the appropriateness of the merger exchange ratio from the perspective of both shareholder groups. As a matter of German merger practice, each company will appoint an accounting firm to act as appraiser to help ascertain the exchange ratio. The appraiser performs a discounted future earnings valuation ("Ertragswertgutachten") of both companies in accordance with the valuation guidelines known as IDW S1 published by the German Institute of Chartered Accountants ("Institut der Wirtschaftsprüfer e.V."). Both German law and practice and the valuation guidelines of IDW S1 set out clear procedures for the valuations which, in turn, are required for the determination of the exchange ratio.

        Accordingly, Deutsche Telekom has appointed KPMG as its appraiser and expects T-Online to appoint its own appraiser in due course. Each party will then have its own appraiser perform valuations in accordance with IDW S1, with the objective of establishing an exchange ratio to be reviewed by the court appointed merger auditor. A preliminary IDW S1 discounted future earnings analysis performed by KPMG suggests that the merger exchange ratio, based on current expectations of future developments, will be below the exchange ratio implied by current market prices from the perspective of T-Online shareholders.

        The press conference will be streamed via www.deutschetelekom.com/media at 3.30 pm in German language.

33/2004

        This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and are identified by words such as "will," "expects," "anticipates," "plans," "intends," "believes" and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors, risks and uncertainties with respect to: our expectations regarding the merger share ratio, the timing and completion of the merger and earnings improvements, synergies and other benefits expected from the merger; the timing and scope of any purchases of Deutsche Telekom or T-Online shares by Deutsche Telekom; and the risk factors detailed in our Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission.

        You are advised to read the prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. Deutsche Telekom AG expects that a prospectus will be filed with the Securities and Exchange Commission. You may obtain a free copy of the prospectus (when available) and other related documents filed by Deutsche Telekom AG at the Commission's website at www.sec.gov, at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the prospectus and the other documents may also be obtained by contacting Deutsche Telekom AG, Attention: Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Place, Germany, and/or Deutsche Telekom, Inc., Attention: Investor Relations, 101 East 52nd East, 17th Floor, New York, New York 10022.